SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

8 June 2005

MAY 2005 TRAFFIC

Buoyant passenger activity:

•	6.9% growth in traffic

•	1.4 point improvement in load factor to 77.7%

Passenger operations

Air France-KLM recorded a strong level of activity in May, driven by buoyant traffic both on long-haul routes (up 6.7%) and on European routes (up 7.5%).

Overall, traffic grew 6.9% on 4.9% higher capacity. Load factor gained 1.4 points to reach 77.7%. In May, Air France-KLM carried over 5.9 million passengers (up 6.7%).

The Americas posted a strong increase in traffic (up 12.3%) in line with capacity (up 11.1%). Load factor reached 84.2% (up 1 point).

Asia continued to achieve a good performance with load factor increasing by 1.8 points to 79.4 as traffic grew 4.9% on 2.5% higher capacity.

The Africa & Middle-East network also posted a strong increase in traffic (up 7.2%) and in capacity ( up 11.7%). Load factor stood at 69.5% (down 3.0 points).

On the Caribbean & Indian Ocean sector, load factor improved by 1.1 points to 78.3%, as traffic decreased by 5.8% on 7.1% lower capacity.

The medium-haul network also posted a strong performance with traffic increasing by 7.5% for a 1.8% rise in capacity. Load factor improved strongly (up 3.8 points) to reach 72.0%.

The level of unit revenue remains satisfactory.

Cargo operations

In May, Air France-KLM posted a 1.3% decrease in cargo traffic while capacity was up 6.6%. Cargo load factor fell 5.1 points to 63.8%. These figures reflect the weakness of European exports.

Contact : Dominique Barbarin +33 (0)1 41 56 88 60 -dobarbarin@airfrance.fr - website: www.airfranceklm-finance.com

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STATISTICS

Passenger operations ( millions)

	May			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Passengers carried (000)	5,939	5,566	6.7%	11,716	11,156	5.0%
Revenue pax-kilometers (RPK)	15,235	14,259	6.9%	30,236	28,572	5.8%
Available seat-kilometers (ASK)	19,600	18,688	4.9%	38,542	36,700	5.0%
Passenger load factor (%)	77.7%	76.3%	1.4	78.5%	77.9%	0.6
Europe (including France)
Passengers carried (000)	4,272	4,005	6.7%	8,404	8,020	4.8%
Revenue pax-kilometers (RPK)	3,344	3,111	7.5%	6,514	6,181	5.4%
Available seat-kilometers (ASK)	4,644	4,561	1.8%	9,194	8,985	2.3%
Passenger load factor (%)	72.0%	68.2%	3.8	70.9%	68.8%	2.1
America (North and South)
Passengers carried (000)	723	645	12.1%	1,364	1,260	8.2%
Revenue pax-kilometers (RPK)	5,266	4,688	12.3%	10,010	9,190	8.9%
Available seat-kilometers (ASK)	6,251	5,628	11.1%	11,897	10,891	9.2%
Passenger load factor (%)	84.2%	83.3%	1.0	84.1%	84.4%	-0.2
Asia / Pacific
Passengers carried (000)	348	329	5.7%	709	656	8.0%
Revenue pax-kilometers (RPK)	3,076	2,931	4.9%	6,270	5,837	7.4%
Available seat-kilometers (ASK)	3,875	3,781	2.5%	7,642	7,376	3.6%
Passenger load factor (%)	79.4%	77.5%	1.8	82.0%	79.1%	2.9
Africa & Middle East
Passengers carried (000)	364	341	7.0%	741	694	6.8%
Revenue pax-kilometers (RPK)	1,852	1,729	7.2%	3,804	3,548	7.2%
Available seat-kilometers (ASK)	2,663	2,384	11.7%	5,252	4,711	11.5%
Passenger load factor (%)	69.5%	72.5%	-3.0	72.4%	75.3%	-2.9
Caribbean-Indian Ocean
Passengers carried (000)	232	247	(6.1%)	498	526	(5.2%)
Revenue pax-kilometers (RPK)	1,697	1,801	(5.8%)	3,638	3,817	(4.7%)
Available seat-kilometers (ASK)	2,168	2,334	(7.1%)	4,557	4,736	(3.8%)
Passenger load factor (%)	78.3%	77.2%	1.1	79.8%	80.6%	-0.8

Cargo operations (millions)
	May			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Revenue tonne-km (RTK)	860	872	(1.3%)	1,768	1,722	2.7%
Available tonne-km (ATK)	1,349	1,266	6.6%	2,684	2,507	7.1%
Cargo load factor (%)	63.8%	68.9%	-5.1	65.9%	68.7%	-2.8
Europe (including France)
Available tonne-km (ATK)	7	9	(17.4%)	15	18	(17.3%)
Revenue tonne-km (RTK)	49	50	(3.0%)	96	99	(2.8%)
Cargo load factor (%)	14.6%	17.1%	-2.5	15.4%	18.0%	-2.7
America (North and South)
Revenue tonne-km (RTK)	304	301	0.9%	615	589	4.4%
Available tonne-km (ATK)	485	442	9.7%	940	861	9.2%
Cargo load factor (%)	62.7%	68.1%	-5.5	65.4%	68.4%	-3.0
Asia / Pacific
Revenue tonne-km (RTK)	426	432	(1.4%)	882	858	2.8%
Available tonne-km (ATK)	598	566	5.7%	1,210	1,130	7.1%
Cargo load factor (%)	71.3%	76.4%	-5.1	72.9%	75.9%	-3.0
Africa & Middle East
Revenue tonne-km (RTK)	79	81	(3.0%)	156	156	(0.0%)
Available tonne-km (ATK)	132	123	7.0%	258	245	5.4%
Cargo load factor (%)	59.5%	65.7%	-6.2	60.5%	63.7%	-3.3
Caribbean-Indian Ocean
Revenue tonne-km (RTK)	45	49	(8.4%)	101	101	(0.6%)
Available tonne-km (ATK)	85	84	1.4%	180	173	4.4%
Cargo load factor (%)	52.3%	57.9%	-5.6	55.8%	58.6%	-2.8

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: June 8, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations